SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period            to

COMMISSION FILE NUMBER 0-16960

GENLYTE THOMAS RETIREMENT
SAVINGS AND INVESTMENT PLAN

THE GENLYTE GROUP INCORPORATED

10350 ORMSBY PARK PLACE, SUITE 601

LOUISVILLE, KENTUCKY  40223

GENLYTE THOMAS RETIREMENT

SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS

December 31, 2004 and 2003

GENLYTE THOMAS RETIREMENT SAVINGS AND INVESTMENT PLAN

Louisville, Kentucky

FINANCIAL STATEMENTS

December 31, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Benefits Committee

Genlyte Thomas Retirement Savings
and Investment Plan

Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Genlyte Thomas Retirement Savings and Investment Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

Crowe Chizek and Company LLC

Oak Brook, Illinois

June 28, 2005

GENLYTE THOMAS RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003

Assets
Investments (Note 3)	$86,533,880	$69,428,949

Receivables
Employer contributions	3,153,420	3,279,668
Participant contributions	440,905	385,998
	3,594,325	3,665,666

Net assets available for benefits	$90,128,205	$73,094,615

See accompanying notes to financial statements.

GENLYTE THOMAS RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2004

Additions to net assets attributed to:
Investment income
Net appreciation of investments (Note 3)	$9,830,696
Interest and dividend income	807,430
10,638,126

Contributions
Employer	4,411,357
Participant	6,400,465
Rollovers	321,444
11,133,266
Transfer of assets from another plan (Note 1)	92,504

Total additions	21,863,896

Deductions from net assets attributed to:
Benefits paid to participants	4,830,306
Total deductions	4,830,306

Increase in net assets available for benefits	17,033,590

Net assets available for benefits
Beginning of year	73,094,615

End of year	$90,128,205

See accompanying notes to financial statements.

GENLYTE THOMAS RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Genlyte Thomas Retirement Savings and Investment Plan (“the Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan sponsored by Genlyte Thomas Group LLC (“the Company”).  The Plan holds as investments the common stocks of two members of the Company, The Genlyte Group, Inc. and Thomas Industries, Inc.  The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation:  Salaried participants are eligible to participate in the Plan upon commencement of employment.  Hourly and collective bargaining employees, if stated in the collective bargaining agreement, are eligible to participate on the January 1 or July 1 following the completion of six months of service.

Contributions:  Participants may contribute up to 15% of pretax annual eligible compensation (25% of compensation for non-highly compensated participants).  Participants may also contribute amounts representing distributions from other qualified plans.  The Plan allows eligible participants to make catch-up contributions in accordance with IRS regulations.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Eligible salaried participants and certain hourly participants who have completed 12 months of service will receive matching contributions of 50% of deferrals up to a maximum match of 3% of compensation.  Additional employer contributions are permitted at the discretion of the Company.  Employee deferrals and Company contributions are subject to certain limitations.

Participant Accounts:  Each participant’s account is credited with the participant’s own contribution and allocation of the Company’s contribution and the Plan’s earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the remainder of their account plus earnings thereon is based on years of continuous service.  A participant is fully vested after six years of credited service (seven years prior to January 1, 2002).  A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Forfeitures:  During 2004, forfeited accounts of $210,389 were used to reduce employer contributions.  At December 31, 2004, $25,582 was available to be used in the future.

Investment Options:  Each participant may direct their contributions into any of the investment options available under the Plan, including the common stock of Genlyte Group, Inc. and Thomas Industries, Inc., members of Genlyte Thomas Group, LLC.

Payment of Benefits:  On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  Distributions are made in Genlyte Group, Inc. common stock or Thomas Industries, Inc. common stock to the extent the participant’s account is invested in these stocks, unless the participant elects to receive cash.  The remainder of their account is to be paid in a single lump sum.  In the event of a qualified financial hardship, the plan administrator can allow a participant to withdraw an amount to the extent of the participant’s immediate and heavy financial need with consideration of his or her vested account balance.

Transfer of Assets From Another Plan:  In 2004, assets were transferred from the Genlyte Thomas Consolidated Thrift Savings Plan for Hourly Employees.  The transfer is due to the employment status change of certain employees.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements are prepared on the accrual basis of accounting.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

Payment of Benefits:  Benefits are recorded when paid.

Administrative Fees:  Administrative expenses of the Plan have been paid by the Company.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value.  Shares of mutual funds and common stock are valued using quoted market prices.  Common collective trusts are valued at the net asset value of shares held by the Plan at year-end as determined by the trustee.  Money market funds are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis recorded on the ex-dividend date.  Dividends are recorded on the ex-dividend date.

Concentration of Risk: At December 31, 2004, approximately 21% of the Plan’s assets were invested in Genlyte Group, Inc. and Thomas Industries, Inc. common stock.

NOTE 3 - INVESTMENTS

Investments representing 5% or more of the Plan’s net assets at December 31 are as follows:

	2004	2003

Janus Advisor Balanced Fund	$5,150,101	$4,528,023
PIMCO Total Return Fund	5,218,461	4,660,279
Putnam Fund for Growth & Income	7,847,631	6,658,091
Putnam Voyager Fund	8,088,366	7,546,655
Putnam Asset Allocation-Balanced Portfolio	9,773,967	9,425,497
Putnam International Equity Fund	5,538,598	4,252,229
Putnam S&P 500 Index Fund	10,172,867	8,824,228
Putnam Money Market Fund	6,865,320	6,366,592
Genlyte Group, Inc. common stock	15,827,879	11,243,706

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$3,168,690
Common/collective fund	1,187,602
Common stock-related party	5,474,404

$9,830,696

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 7, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and therefore the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has been amended since receiving the determination letter, however, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others.  Dividends paid on the investment in Thomas Industries, Inc. common stock in the amount of $30,140 is classified as a party-in-interest transaction.  Administrative expenses of the Plan have been paid by the Company and this is classified as a party-in-interest transaction.  The Plan held the following party-in-interest investments at December 31, 2004 and 2003.

Name	Relationship	2004	2003

Putnam Investment	Trustee	$55,578,875	$46,360,049
Genlyte Group, Inc.	Member of the Company	15,827,879	11,243,706
Thomas Industries, Inc.	Member of the Company	3,072,805	2,636,892

SUPPLEMENTAL SCHEDULE

GENLYTE THOMAS RETIREMENT SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

Name of Plan Sponsor:  Genlyte Thomas Group, LLC

Employer Identification Number:  22-3600475

Three-Digit Plan Number:  032

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue	Rate of Interest, Par or	(d)	Current
(a)	or Borrower	Maturity Value	Cost	Value

		Mutual Fund
	Janus	Janus Advisor Balanced Fund	#	$5,150,101

	Lord Abbett	Lord Abbett Affiliated Fund	#	441,636

	PIMCO	PIMCO Total Return Fund	#	5,218,461

	Artisan	Artisan Mid Cap Fund	#	641,515

	Royce	Royce Opportunities	#	288,548

	Vanguard	Vanguard Exployer Investors Class	#	314,060

*	Putnam Investments	Putnam Fund for Growth & Income	#	7,847,631

*	Putnam Investments	Putnam Investors Fund	#	1,558,235

*	Putnam Investments	Putnam Voyager Fund	#	8,088,366

*	Putnam Investments	Putnam OTC & Emerging Growth Fund	#	2,430,494

*	Putnam Investments	Putnam Asset Allocation–Balanced Portfolio	#	9,773,967

*	Putnam Investments	Putnam International Equity Fund	#	5,538,598
				47,291,612

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue	Rate of Interest, Par or	(d)	Current
(a)	or Borrower	Maturity Value	Cost	Value

		Common/Collective Fund
*	Putnam Investments	Putnam S&P 500 Index Fund	#	$10,172,867

*	Putnam Investments	Putnam Retirement Ready Maturity - 2005	#	618

*	Putnam Investments	Putnam Retirement Ready 2010	#	1,464,050

*	Putnam Investments	Putnam Retirement Ready 2015	#	535,009

*	Putnam Investments	Putnam Retirement Ready 2020	#	319,778

*	Putnam Investments	Putnam Retirement Ready 2025	#	460,912

*	Putnam Investments	Putnam Retirement Ready 2030	#	266,249

*	Putnam Investments	Putnam Retirement Ready 2035	#	185,594

*	Putnam Investments	Putnam Retirement Ready 2040	#	20,915

*	Putnam Investments	Putnam Retirement Ready 2045	#	50,272
				13,476,264

		Money Market Fund
*	Putnam Investments	Putnam Money Market Fund	#	6,865,320

		Common Stock
*	Genlyte Group, Inc.	Genlyte Group, Inc.	#	15,827,879

*	Thomas Industries, Inc.	Thomas Industries, Inc.	#	3,072,805
				18,900,684

				$86,533,880

*  Denotes party-in-interest

#  All investments are participant directed therefore cost information is not required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genlyte Thomas Retirement Savings and Investment Plan
(Name of Plan)

June 29, 2005	\s\ Raymond Zaccagnini
(Date)	(Signature)